Annual report for the fiscal year ended December 31, 2025

This annual report is filed under Rule 202 of Regulation Crowdfunding, following the Company's 2023 offering of secured promissory notes through Honeycomb Credit. It is posted at www.3riversoutdoor.com.

Company information

Legal name	3 Rivers Outdoor Company LLC (d/b/a 3 Rivers Outdoor Company, "3ROC")
Legal status	Limited liability company organized in Pennsylvania on July 19, 2016; taxed as an S corporation since January 1, 2018
Address	1130 S. Braddock Avenue, Pittsburgh, PA 15218
Website	www.3riversoutdoor.com
Fiscal year end	December 31
Employees	1 full-time and 2–3 part-time employees currently

Officers and managers

Christine Iksic, Owner/Founder (since 2016). Christine co-founded 3ROC in 2016 and sets its overall direction and community mission. She has always held a full-time job outside 3ROC. Until September 2024 she also spent 20 or more hours per week managing the Company's operations, merchandising and community programs. From September 2024 to October 2026 she stepped back from day-to-day operations, and Jason Miller managed the Company's finances. She is now back at about 8 to 10 hours per week, leading strategy and the Wefunder offering. She personally guarantees the Company's KeyBank and Honeycomb debt and its store lease.

Principal occupation, past three years: since September 2024, Aviation Representative at Purvis Brothers, Inc. (Mars, PA), an aviation fuel and services company, where she handles customer documents, fuel-quality compliance and project coordination. Before that, Geospatial Technical Sales at Precision Laser & Instrument (2009 to 2024), while also managing 3ROC part time.

Background: A Pittsburgh native, Christine built an earlier career in aerial mapping that took her to New Zealand and around the world. She is a whitewater kayaker and backpacker.

Jason Miller, Co-owner and Chief Financial Officer (member since September 2022). Jason became a member in September 2022 and owns 19%. He has served as the Company's CFO since 2022: he manages bookkeeping, banking, debt payments and lender relationships, including the 2023 Honeycomb offering. He worked about two to three days per week at 3ROC until January 2026, and now spends about 8 to 10 hours per week. He personally guarantees the Honeycomb notes and the store lease.

Principal occupation, past three years: since January 2026, part-time Engineer at Bettis Atomic Power Laboratory (West Mifflin, PA), a U.S. Department of Energy nuclear research laboratory. From 2022 to January 2026, CFO of 3 Rivers Outdoor Company (part time, two to three days per week). Before 2022, full-time Engineer at Bettis Atomic Power Laboratory.

Background: Jason is an engineer by training.

Eli Loiben, General Manager (since April 1, 2023). Eli runs 3ROC day to day and will become a 10% owner when the Wefunder offering closes (Note 11). He has spent more than 10 years in management at REI, Vail Resorts and Riversport School of Paddling. A lifelong learner, he is a skilled whitewater kayaker, paddleboarder, rock climber and mountain biker, with a passion for community and customer service.

Owners of 20% or more

Christine Iksic owns 81% of the Company's membership units. Jason Miller owns the remaining 19%. Membership units carry voting rights in proportion to ownership, and member decisions require unanimous approval (Section 6.02 of the operating agreement).

Business

3ROC is an independent outdoor specialty store in the Regent Square neighborhood of Pittsburgh. It sells new outdoor gear, footwear and apparel, buys and sells used gear, and offers consignment. It rents equipment from the store. At the end of 2025 it closed its kayak rental Outpost at RiverTrail Park in Aspinwall, which was difficult to manage and had aging equipment, and it is selling the Outpost equipment. The Company also runs community programs, including a weekly run club, group rides, yoga and other outdoor events, which bring customers into the store.

Net revenue was $568,782 in 2025 and $645,789 in 2024. New merchandise accounted for 79% of 2025 gross sales, used gear 12% and rentals 3%.

Risk factors

- **Going concern.** At December 31, 2025, liabilities exceeded assets by $188,440. The Company's statements note substantial doubt about its ability to continue as a going concern.
- **Debt load and liens.** The Company owed $207,274 in notes plus $22,989 on credit cards at year-end. The Honeycomb noteholders and KeyBank each hold a lien on all Company assets, and owners have personally guaranteed most of this debt.
- **KeyBank judgment.** KeyBank holds a $39,846 confessed judgment from 2024, obtained after the Company's line of credit closed and KeyBank required the balance to be repaid in full. It is not enforcing it while the Company makes $539 monthly payments under a forbearance agreement, but a missed payment would let KeyBank enforce the judgment plus interest.
- **Past-due vendors.** $68,905 of the $79,700 owed to vendors at year-end was past due. Vendors may tighten terms or stop shipping, which would reduce inventory and sales.
- **Store rent and lease.** The store has been occupied month to month since April 2025, so the landlord could end the tenancy on short notice. The Company fell behind on rent in 2026.
- **Declining sales.** Net revenue fell 12% in 2025, after a decline in 2024. Online retailers and larger chains compete on price and selection.

- **Seasonality and weather.** Paddlesports and rentals depend on warm-weather months and river conditions.
- **Key people.** Both owners work at 3ROC part time, about 8 to 10 hours per week each, alongside other jobs. Day-to-day operations depend on the general manager, Eli Loiben, and a small staff. Losing him or other key staff would hurt the business.
- **S corporation status.** If the Company sells units to more than 100 holders, or to an entity, its S corporation election would end, and it would pay corporate income tax.
- **Internal records.** The Company's books have required year-end corrections, including restating inventory to the annual physical counts, and its 2023, 2024 and 2025 annual reports were filed late.

Capital structure, debt, offerings and related parties

Capital structure

The Company's equity is held as membership units under its operating agreement: 100 units outstanding under the Third Amendment, effective January 1, 2024, owned 81% by Christine Iksic and 19% by Jason Miller. The Company has no other class of equity. Its only outstanding securities sold under Regulation Crowdfunding are the Honeycomb secured promissory notes described below.

Indebtedness

Lender	Balance, Dec 31, 2025	Rate	Payment	Maturity	Security and guarantees
Honeycomb Credit notes (Reg CF, Dec 2023, $100,000)	$64,343.61	13.75%	$2,295.66/mo	2028	Blanket lien on Company assets; guaranteed by Christine Iksic and Jason Miller
Money Management International plan (refinanced Chase card)	$57,864.63	about 6%	$1,412/mo	Sept 2029	Unsecured; plan in Christine Iksic's name
SBA COVID-19 Economic Injury Disaster Loan	$57,074.54	3.75%	$301/mo	July 10, 2050	Lien on all Company business assets; no personal guarantee
KeyBank line of credit (forbearance agreement)	$27,991.69	0% while in compliance	$539/mo	Apr 15, 2030	Blanket lien on Company assets; guaranteed by Christine Iksic and Christopher Kaminski

The Company also owed $22,989.00 on credit cards. In 2025 it repaid in full two private notes from J. Miller and L. Lucas ($9,638 combined at the start of the year).

Exempt offerings in the past three years

Date	Exemption	Security	Amount	Use of proceeds
Oct–Dec 2023	Regulation Crowdfunding (Honeycomb Credit)	Secured promissory notes, 13.75%	$100,000	Planned in the offering statement: refinancing high-interest debt ($82,000), digital marketing ($10,000) and working capital ($8,000)

Related-party transactions

- **Personal purchases and member loan:** personal purchases Christine Iksic made through the Company are treated as distributions to her: $11,221 in 2024 and $790 in 2025. In 2023 she lent the Company $15,000, which it repaid in 2024.
- **Personal guarantees:** Christine Iksic guarantees the KeyBank loan, the Honeycomb notes and the store lease. Jason Miller guarantees the Honeycomb notes and the lease. The Company indemnifies former member Christopher Kaminski, whose 49% interest it repurchased for $1 effective December 31, 2021, against claims related to his membership, including his KeyBank guarantee.
- **Obligations in a member's name:** the Money Management International plan and a $13,930 credit card balance are in Christine Iksic's name. The card is used only for Company purchases. The Company pays both and records them as its own debts.
- **Member loan:** the J. Miller note, a loan from member Jason Miller, was repaid in full in 2025 ($16,724 outstanding at December 31, 2023).

Compliance with ongoing reporting

The Company was required to file annual reports after its 2023 Regulation Crowdfunding offering. On November 6, 2026, after the April 30, 2025 due date, it filed its fiscal 2024 annual report, but under file number 020-32830, which belongs to a 2023 offering the Company withdrew. It is refiling that report under the Honeycomb offering's file number, 020-32852. It is filing this fiscal 2025 report after its April 30, 2026 due date. The Company did not file an annual report for fiscal 2023, which was due April 29, 2024, and is filing it late under the same file number. Neither the Company nor any of its officers, managers or 20% owners is subject to any disqualification under Rule 503 of Regulation Crowdfunding.

Management's discussion of financial condition

The Company earned net income of $6,388 in 2025, compared with $14,989 in 2024. Operating income held up even though sales fell, but closing the Outpost cost $10,359 when its remaining equipment was written down.

Results of operations. Net revenue fell 12%, from $645,789 to $568,782. Paddlesports, rentals and events declined the most. The Company closed its rental Outpost at the end of 2025. Gross margin

declined from 47.4% to 44.7%. Operating expenses fell 18%, from $270,384 to $222,084, mainly from lower wages ($27,717 less), professional fees ($7,810 less) and utilities ($4,201 less). Operating income was $32,013, compared with $35,411 in 2024. Interest expense fell from $35,985 to $22,446 after the highest-rate credit card balance was moved into a 6% repayment plan. 2025 included a $5,165 gain on selling equipment and a $10,359 loss on closing the Outpost and writing its remaining equipment down to $5,000. 2024 included a $13,571 Employee Retention Credit refund.

Liquidity and capital resources. Cash was $41,379 at year-end 2025, up from $31,662. Operations provided $68,208 of cash in 2025 and $12,883 in 2024. Unpaid vendor bills rose $42,601 in 2025, which helped fund the repayment of about $65,000 of debt and credit cards during the year. At year-end, current liabilities exceeded current assets by about $65,932. Scheduled loan principal for 2026 is $41,766.

Plans. In 2026 the Company fell behind on store rent and remains behind with some vendors. It plans to raise $80,000 to $124,000 through a Regulation Crowdfunding offering on Wefunder, to bring vendor and rent balances current and to fund community programming. Depending on the offering's outcome, it is also exploring refinancing its debt with banks or its owners. There is no assurance these plans will succeed.

Financial statements

As of and for the years ended December 31, 2025 and 2024. Unaudited, prepared on the accrual basis in accordance with GAAP, in US dollars.

Certification of the principal executive officer

I, Christine Iksic, Owner/Founder of 3 Rivers Outdoor Company LLC, certify that the financial statements of 3 Rivers Outdoor Company LLC included in this Form C-AR are true and complete in all material respects.

Signature: ________________________________ Date: November 12, 2026

Balance sheets

	Dec 31, 2025	Dec 31, 2024
Cash and cash equivalents	41,379.29	31,662.15
Accounts receivable	—	100.00
Inventory (Note 2)	146,290.00	151,771.00
Total current assets	**187,669.29**	**183,533.15**
Property and equipment, net (Note 5)	34,013.60	51,863.22
Investment, Grassroots Outdoor Alliance	1,000.00	1,000.00
Security deposits	3,800.00	3,800.00

	Dec 31, 2025	Dec 31, 2024
Total assets	**226,482.89**	**240,196.37**
Accounts payable	79,700.05	37,098.77
Credit cards payable	22,989.00	102,477.22
Customer deposits and store credit	56,139.41	50,190.87
Gift card liability	51,244.32	54,822.95
Accrued liabilities	1,762.39	2,666.32
Current portion of notes payable	41,765.99	37,058.51
Total current liabilities	**253,601.16**	**284,314.64**
Notes payable, long-term, net of debt issuance costs	161,321.48	149,919.19
Total liabilities	**414,922.64**	**434,233.83**
Contributed capital	80,938.49	80,938.49
Accumulated deficit	(269,378.24)	(274,975.95)
Total members' deficit	**(188,439.75)**	**(194,037.46)**
Total liabilities and members' deficit	**226,482.89**	**240,196.37**

Statements of operations

	2025	2024
Net revenue	568,781.82	645,788.51
Cost of goods sold	314,684.60	339,993.91
Gross profit	**254,097.22**	**305,794.60**
Salaries, wages and payroll taxes	112,147.24	139,863.98
Rent and occupancy	44,231.20	49,666.90
Merchant and bank fees	16,175.86	18,297.61
Software and subscriptions	15,699.62	15,492.20
Professional fees	12,127.00	19,936.83
Insurance	9,147.62	8,489.54
Depreciation	5,456.00	8,311.00

	2025	2024
Marketing and advertising	2,183.42	4,335.26
Other operating expenses	4,916.38	5,990.61
Total operating expenses	**222,084.34**	**270,383.93**
Operating income	**32,012.88**	**35,410.67**
Interest expense	(22,446.10)	(35,985.37)
Gain on sale of equipment	5,165.23	—
Loss on Outpost closure and equipment write-down (Note 5)	(10,358.85)	—
Employee Retention Credit refund	—	13,570.96
Other income	2,015.02	1,992.71
Net income	**6,388.18**	**14,988.97**

Statements of members' equity (deficit)

	Contributed capital	Accumulated deficit	Total
Balance, Dec 31, 2023, as adjusted (Note 2)	80,938.49	(289,143.00)	(208,204.51)
Net income		14,988.97	14,988.97
Personal purchases previously expensed, reclassified		10,399.40	10,399.40
Distributions to member (personal purchases)		(11,221.32)	(11,221.32)
Balance, Dec 31, 2024	**80,938.49**	**(274,975.95)**	**(194,037.46)**
Net income		6,388.18	6,388.18
Distributions to member (personal purchases)		(790.47)	(790.47)
Balance, Dec 31, 2025	**80,938.49**	**(269,378.24)**	**(188,439.75)**

Statements of cash flows

	2025	2024
Net income	6,388.18	14,988.97

	2025	2024
Depreciation and amortization of loan fees	6,978.00	9,833.00
Gain on sale of equipment	(5,165.23)	—
Loss on Outpost closure and equipment write-down	10,358.85	—
Change in inventory	5,481.00	(14,005.00)
Change in accounts payable	42,601.28	(124.22)
Change in customer deposits, store credit and gift cards	2,369.91	2,154.52
Change in other working capital	(803.93)	36.06
Net cash from operating activities	**68,208.06**	**12,883.33**
Proceeds from sale of equipment	7,200.00	—
Purchase of equipment	—	(95.94)
Net cash from investing activities	**7,200.00**	**(95.94)**
Net borrowings (repayments) on credit cards	(11,550.71)	13,154.21
Repayments of notes payable	(53,349.74)	(34,702.84)
Repayment of loan from member	—	(15,000.00)
Distributions to member (personal purchases)	(790.47)	(821.92)
Net cash from financing activities	**(65,690.92)**	**(37,370.55)**
Net change in cash	**9,717.14**	**(24,583.16)**
Cash, beginning of year	31,662.15	56,245.31
Cash, end of year	41,379.29	31,662.15

Non-cash activity: in January 2025 a $67,937.51 credit card balance was refinanced into the Money Management International repayment plan. In 2024, $10,399.40 of personal purchases previously recorded as expenses were reclassified as distributions.

Notes to financial statements

1. Organization. 3 Rivers Outdoor Company LLC is a Pennsylvania limited liability company organized July 19, 2016. It operates an outdoor specialty store at 1130 S. Braddock Avenue, Pittsburgh. It closed its rental Outpost at RiverTrail Park in Aspinwall at the end of 2025.

2. Basis of presentation and significant policies. These statements use the accrual basis under GAAP. The Company's tax returns use the cash basis.

- **Inventory:** stated at the January physical count, which is also the figure on the tax returns, at the lower of cost (first-in, first-out) or net realizable value. The books carried inventory above the counts ($39,643 at December 31, 2023, $35,590 at December 31, 2024 and $75,368 at December 31, 2025), partly because of entries the tax accountant posted directly to retained earnings. These statements use the counts. The difference at December 31, 2023 built up over earlier years and is shown as an adjustment to the opening balance.
- **Property and equipment:** depreciated over 5 to 15 years.
- **Revenue:** merchandise revenue is recognized at the point of sale; rental revenue over the rental period. Gift cards and store credit are liabilities until redeemed. Consignment sales are recorded at the full sale price, with the consignor's share in cost of goods sold.
- **Income taxes:** the Company is taxed as an S corporation, so its income is taxed to its members and no income tax provision is recorded.
- **GAAP adjustments:** startup costs the books had capitalized are expensed under ASC 720-15, which raises the accumulated deficit at December 31, 2023 by $8,726.68. The opening balance also reflects the inventory restatement ($39,643.05), $3,778.68 of personal purchases through 2023 treated as distributions, and a $15,000 2023 member loan (repaid in 2024) that the books had recorded as capital. The $7,609 of Honeycomb loan fees is netted against that loan and amortized to interest expense at $1,522 per year.

3. Going concern. At December 31, 2025 the Company had a members' deficit of $188,440, $68,905 of past-due vendor payables, and a KeyBank loan under forbearance (Note 9). These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise capital through a Regulation Crowdfunding offering (Note 11). The statements include no adjustments for this uncertainty.

4. Revenue by category.

	2025	2024
New merchandise	492,088.91	551,134.97
Used gear	77,392.73	84,822.70
Rentals	19,373.22	37,018.49
Vendor consignment	9,534.38	10,545.48
Events	6,793.86	26,019.21
Fees, shipping and other	17,183.70	3,136.95
Refunds and discounts	(53,584.98)	(66,889.29)
Net revenue	**568,781.82**	**645,788.51**

5. Property and equipment. Cost was $63,520.84 at December 31, 2025 ($92,165.22 in 2024), less accumulated depreciation of $29,507.24 ($40,302.00). The largest items are leasehold improvements ($44,667) and store rental equipment ($5,456). In 2025 the Company sold its kayak trailer and part of its Outpost rental fleet for $7,200, a gain of $5,165. After closing the Outpost at year-end, it removed the

Outpost equipment, which had a book value of about $15,359. Many units had been sold in earlier years without being removed from the books, or were missing or damaged. The remaining gear, which is for sale at the store, is recorded at its expected sale value of $5,000. The result is a $10,358.85 loss in 2025.

6. Notes payable. The loans are described under Indebtedness above. Unamortized Honeycomb loan fees of $4,187 ($5,709 in 2024) are netted against the balance. The Honeycomb notes bear interest at 13.75%. Scheduled principal payments are $41,766 in 2026, $45,591 in 2027, $45,280 in 2028, $21,785 in 2029, $3,859 in 2030 and $48,995 after 2030.

7. Leases. The store lease term ended March 31, 2025. The Company now occupies the store month to month at $3,000 per month under a December 12, 2023 email agreement with the landlord (originally a six-month reduction that has continued), so no lease asset or liability is recorded (ASC 842 short-term exemption). The Outpost fee to RiverTrail Park (6% of Outpost sales) ended when the Outpost closed at the end of 2025.

8. Related parties. See Related-party transactions above.

9. Commitments and contingencies. In February 2024 the Company made the final payment on its $150,000 KeyBank commercial term loan. At the same time, its $50,000 revolving line of credit with KeyBank, opened in February 2018, closed with about $32,000 outstanding. KeyBank required that balance to be repaid in full and declined the Company's request to convert it into a term loan. The Company could not repay the full balance at once, and KeyBank declared the line in default. In September 2024 KeyBank obtained a confessed judgment of $39,846.44 (Philadelphia County Case No. 240902171). Under a November 2024 forbearance agreement, the Company pays $539 per month through April 2030, and interest is waived if it pays on time. The Company has made every payment on time. In 2024 the Company received a $13,571 Employee Retention Credit refund, which the IRS may still examine.

10. Members' equity. Through 2023, members contributed $80,938 of capital: $1,000 initial, $39,938 by Christine Iksic and $40,000 by Jason Miller. A further $15,000 the books recorded as a 2023 contribution was a loan, repaid in 2024. Personal purchases made through the Company are treated as distributions to Christine Iksic. Year-end entries the tax accountant posted to retained earnings to tie the books to the tax returns are not used in these statements. Effective January 1, 2024, the members changed their ownership to 81% / 19% through a transfer between themselves.

11. Subsequent events (evaluated through November 12, 2026). In 2026 the Company fell behind on store rent; about $15,000 was unpaid as of November 2026, which it plans to pay from the Wefunder offering. In 2026 the Company also prepaid $30,000 of Honeycomb principal on top of its scheduled payments. After the October 28, 2026 payment, $16,288.91 remained, and at the current $2,295.66 monthly payment the notes will be repaid in June 2027. The Company plans a unit split and a Regulation Crowdfunding offering on Wefunder of $80,000 to $124,000 at $0.35 per unit. When that offering closes, Christine Iksic plans to transfer units to Eli Loiben equal to 10% of the units then outstanding.